UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) is furnishing this Form 6-K/A, which amends and restates in its entirety BBVA’s report on 6-K furnished to the
Securities and Exchange Commission on December 20, 2011 (the “Original Form
6-K”).  The Original Form 6-K inadvertently omitted its exhibit.  The sole purpose of this Form 6-K/A is to include such exhibit.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

BBVA’s Board of Directors has approved today the distribution, as gross interim dividend against 2011 results, of euros 0.10 for each of all current issued shares.

Gross dividend: 0.10 euros per share

Net dividend: 0.081 euros (withholding tax rate of 19%)

Ex-dividend date: Tuesday, January 10th, 2012

The dividend will be paid as of next January 10th, 2012, according to the regulations applicable to the depositary entities and using the means that
IBERCLEAR provides to such entities.

Madrid, December 20, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/29/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative